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Exhibit 99

        [DRAXIS Health Inc. Logo]

For Immediate Release
January 12, 2004

DRAXIS Reaches Tentative Agreement with Union

        Mississauga, Ontario, January 12, 2004—DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX) and the United Food and Commercial Workers International Union, Local 291P (AFL-CIO), have reached a tentative settlement to renew the collective agreement covering unionized hourly employees at DRAXIS Pharma Inc. (DPI), the Company's pharmaceutical contract manufacturing business in Kirkland, Quebec. The new multi-year agreement will now be presented to union members and a ratification vote by the unionized DPI employees is expected to be completed by the end of January.

        The previous collective agreement between DPI and the union was negotiated in 1998 with a five year term to April 30, 2003. Negotiations with the union for renewal of the collective agreement were initiated in early 2003. At the end of December, 2003 DPI had approximately 160 unionized hourly employees.

About DRAXIS Health Inc.

        DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs over 400 staff and reported sales in 2002 in excess of US$38 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: (877) 441-1984

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DRAXIS Reaches Tentative Agreement with Union